

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via E-Mail</u>
William Tay
President and Chief Executive Officer
Melanthios Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

   Re: **Melanthios Acquisition Corp.**
       Form 10
       Filed September 25, 2012
       File No. 000-54811

Dear Mr. Tay:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3730 with any questions.

           Sincerely,

           /s/ Barbara C. Jacobs

           Barbara C. Jacobs
           Assistant Director